Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 16, 2009 Relating to
Preliminary Prospectus Supplement dated March 16, 2009
To Prospectus dated September 23, 2008
Registration Statement No. 333-153631
SMITH INTERNATIONAL, INC.
Final Pricing Term Sheet

Issuer:	Smith International, Inc.	Smith International, Inc.

Issue:	8.625% Senior Notes due 2014	9.750% Senior Notes due 2019

Expected Ratings:	Baa1/BBB+ (Moody's/S&P)	Baa1/BBB+ (Moody's/S&P)

Ranking:	Senior Unsecured	Senior Unsecured

Principal Amount:	$300,000,000	$700,000,000

Pricing Date:	March 16, 2009	March 16, 2009

Settlement Date:	March 19, 2009 (T+3)	March 19, 2009 (T+3)

Maturity Date:	March 15, 2014	March 15, 2019

Interest Payment	March 15 and September 15, of	March 15 and September 15, of
Dates:	each year, commencing	each year, commencing
	September 15, 2009	September 15, 2009

Benchmark Treasury:	1.875% due February 28, 2014	2.750% due February 15, 2019

UST Spot (Px/Yield):	99-27 / 1.908%	98-7 / 2.958%

Spread to Benchmark:	680 basis points	680 basis points

Yield to Maturity:	8.708%	9.758%

Coupon:	8.625%	9.750%

Price to Public:	99.672%	99.952%

Price to Underwriters:	99.072%	99.302%

Net Proceeds to	$297,216,000	$695,114,000
Issuer, after fees:

Daycount:	30/360	30/360

Minimum	$2,000 and integral multiples of	$2,000 and integral multiples of
Denomination:	$1,000 in excess thereof	$1,000 in excess thereof

Make-Whole	At any time at the Treasury Rate	At any time at the Treasury Rate
Redemption:	plus 50 basis points	plus 50 basis points

CUSIP:	832110AK6	832110AL4

Lead Managers:	J.P. Morgan Securities Inc.	J.P. Morgan Securities Inc.
	Calyon Securities (USA) Inc.	Calyon Securities (USA) Inc.
	Banc of America Securities LLC	Banc of America Securities LLC
	Wachovia Capital Markets, LLC	Wachovia Capital Markets, LLC

Co-Managers:	DnB NOR Markets, Inc.	DnB NOR Markets, Inc.
	Fortis Securities LLC	Fortis Securities LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533, Calyon Securities (USA) Inc. at (212) 261-7930 or Banc of America Securities LLC toll-free at (800) 294-1322.
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